Exhibit 99.148

For Immediate Release	May 5, 2021

The Valens Company Announces Appointments to Management Team and Nominations to Board of Directors

Sunil Gandhi appointed to Chief Financial Officer and Adam Shea appointed to Chief Commercial Officer

Independent nominees Dr. Guy Beaudin, executive leadership advisor, and Drew Wolff, former Starbucks executive, to stand for election to Board of Directors

Independent Director Nitin Kaushal to step down following valued contributions to Valens’ Board since 2018

Kelowna, B.C., May 5, 2021 – The Valens Company Inc. (TSX: VLNS) (OTCQX: VLNCF) (the “Company,” “The Valens Company” or “Valens”), a leading manufacturer of cannabis products, today announced the appointments of Sunil Gandhi as its Chief Financial Officer and Adam Shea as its Chief Commercial Officer, effective May 17, 2021. Additionally, the Company also announced that it has nominated Dr. Guy Beaudin, Senior Partner at RHR International, and Drew Wolff, former Vice President & Chief Financial Officer, International and Channel Development at Starbucks Coffee Company, to stand for election to its Board of Directors (the “Board”) at the Annual General and Special Meeting of the Shareholders of The Valens Company (the “Meeting”) to be held on May 25, 2021. Nitin Kaushal has decided not to stand for re-election to the Board and his term as member of the Board will conclude on May 25, 2021, after having served the Company as a valued Independent Director since 2018.

The Valens Company’s Management Information Circular for the Meeting has been filed with the Canadian Securities regulatory authorities at SEDAR.com and can also be found on the Valens investor page of the Company website at https://thevalenscompany.com/investors/.

Management Team Appointments

Sunil Gandhi, appointed Chief Financial Officer of The Valens Company, brings 25 years of corporate and operational finance experience largely in the consumer packaged goods and alcohol beverage industries, with a demonstrated track record in refining operations and supporting growth for both large public companies and high-growth private enterprises. Most recently, he served as Chief Financial Officer of Trophy Foods Inc., a leading supplier of nut-based snacks, baking and confectionary products with operations in Canada and the US. In this role, he provided the strategic leadership to transform the operation and drive a business turnaround to achieve record profitability and improved employee engagement. Prior to that, Sunil served as Vice President, Finance for one of North America’s largest private alcohol beverage companies, where he helped open new lucrative beverage categories and substantially increased profits over a three-year period. Throughout his career, Sunil has received diversified exposure across all aspects of corporate finance, specializing in financial and strategic planning, M&A, cash flow management, risk management and compliance, in addition to demonstrated success in building high performance teams. Sunil is a Chartered Professional Accountant and holds a Bachelor of Commerce from Concordia University. He is also an active board member of FEI Canada.

Adam Shea, appointed Chief Commercial Officer of The Valens Company, brings over 16 years of experience in commercial strategy with various consumer-focused organizations in the food, beverage, tobacco and cosmetics industries. Most recently, he served as the Vice President, General Manager - North American Foodservice of leading bakery company Weston Foods Ltd., where he developed commercial strategies for a complex portfolio of bakery categories among some of the top food fast-food chains, operators, and distributors across Canada and the US. In his prior role with Weston Foods, Adam led the North American sales strategy group which included customer insights and shopper marketing, trade marketing, category management, sales planning and commercialization. Before his career at Weston Foods, Adam held senior sales and marketing positions with Red Bull, Coty Beauty, and British American Tobacco, with core responsibilities ranging from category management and trade marketing to distribution, field sales and customer engagement. Adam specializes in product commercialization and has a strong knowledge of the Canadian and US consumer packaged goods landscape with significant B2B and B2C experience. Adam holds a Master of Arts from the Royal Military College of Canada, and an Honours Bachelor of Arts from Western University.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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Tyler Robson, Chief Executive Officer, Co-Founder and Chair of The Valens Company said: “We are thrilled to have Sunil and Adam join the Valens team during this significant period of growth for our business. Valens has been off to a running start in 2021 and these new additions to our Management team demonstrate our commitment to fostering industry-leading growth within our organization. With Sunil’s proven ability to lead companies to sustained profitability and Adam’s expertise in commercializing top products for some of North America’s leading food companies, we are well-positioned to continue to execute on our domestic and global expansion strategy – especially as we enter the US market. We welcome both Sunil and Adam to the Valens family and look forward to witnessing their immense talent firsthand.”

Robson continued: “Chris Buysen will be transitioning from his current position as Chief Financial Officer to a new role. On behalf of the Board and the entire management team, I want to sincerely thank Chris for being a significant part of bringing the Company to where we are today.”

Board Nominations

The Valens Company expects the following independent nominees to strengthen its Board with refreshed perspectives and diversified expertise in executive advisory, marketing, corporate development, and finance:

Dr. Guy Beaudin, Independent Nominee

Dr. Guy Beaudin is a senior partner at RHR International, a global senior leadership development firm comprised of management psychologists and consultants. He is responsible for the firm’s business development and marketing activities for clients around the world. Guy is a recognized and trusted advisor to CEOs, boards of directors, and senior executive teams across North America, Europe, Asia, and Australia, assisting them in the process of leading transformational change in their organizations. Guy’s practice includes the assessment and development of high- potential talent, senior team and board effectiveness and CEO succession, in addition to post M&A work in aligning teams and cultures in cross-border acquisition. Prior to joining RHR 25 years ago, he worked as an internal HR director for an international organization and has also worked in senior-level marketing and finance positions in manufacturing and financial services organizations. Guy has an MBA from the University of Ottawa and a PhD in industrial and organizational psychology from the University of Montreal.

Drew Wolff, Independent Nominee

Drew Wolff spent more than five years in senior finance roles at American multinational coffeehouse chain, Starbucks Coffee Company. He holds deep functional expertise in financial planning and analysis, accounting, tax, M&A, and investor relations. Drew first served as Global Treasurer of Starbucks before taking on the role of Vice President and Chief Financial Officer, International and Channel Development. In these roles, he was responsible for leading finance and accounting staff for the international retail stores and global consumer packaged goods business, global cash management, financial analytics and forecasting, and enterprise risk management for the Fortune 500 company. Before joining Starbucks, he had over fifteen years of experience in senior roles in banking and financial services including seven years at Barclays PLC in London with responsibilities that included financial planning, analysis and reporting as well as corporate affairs. Drew is an audit committee member at BECU, the largest community-based credit union in the US with $25B in assets, and an advisory board member at both Secure, a software platform for employer sponsored emergency savings accounts, and Academy Securities, a veteran-owned national investment bank. Drew has an MBA from the Ross School of Business, University of Michigan, and a B.Sc. in Economics, with distinction, from the U.S. Naval Academy in Annapolis, Maryland.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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Dr. Guy Beaudin and Drew Wolff will stand for election to the Board at the Meeting to be held on May 25, 2021.

About The Valens Company

The Valens Company is a leading manufacturer of cannabis products with a mission to bring the benefits of cannabis to the world. The Company provides proprietary cannabis processing services across five core technologies, in addition to best-in-class product development, formulation and manufacturing of cannabis consumer packaged goods. The Valens Company’s high-quality products are exclusively formulated for the medical, therapeutic, health and wellness, and recreational consumer segments, and are offered across numerous product formats, including oils, vapes, concentrates, edibles and topicals, as well as pre-rolls, with a focus on next-generation product development and innovation. Its breakthrough patented emulsification technology, SōRSE™ by Valens, converts cannabis oil into water-soluble emulsions for seamless integration into a variety of product formats, allowing for near-perfect dosing, stability, and taste. In partnership with brand houses, consumer packaged goods companies and licensed cannabis producers around the globe, the Company continues to grow its diverse product portfolio in alignment with evolving cannabis consumer preferences in key markets. Through its wholly owned subsidiary Valens Labs Ltd., the Company is setting the standard in cannabis testing and research and development with Canada’s only ISO17025 accredited analytical services lab, named The Centre of Excellence in Plant-Based Science by partner and scientific world leader Thermo Fisher Scientific. Discover more on The Valens Company and its subsidiaries at http://www.thevalenscompany.com.

For further information, please contact:

Jeff Fallows

The Valens Company

Investor Relations

ir@thevalenscompany.com

1 647.956.8254

KCSA Strategic Communications

Phil Carlson / Elizabeth Barker

VLNS@kcsa.com

1 212.896.1233 / 1 212.896.1203

Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

1 212.896.1265

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

3 | Page

Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward- looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “forecasts”, “future”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “should”, “could”, “would”, “might”, “will”, or are "likely" to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward- looking statements include, without limitation, all disclosure regarding future results of operations, future outcomes of transactions, economic conditions, and anticipated courses of action. Investors and other parties are advised that there is not necessarily any correlation between the number of SKUs manufactured and shipped and revenue and profit, and undue reliance should not be placed on such information.

The risks and uncertainties that may affect forward-looking statements include, among others, Canadian regulatory risk, Australian regulatory risk, U.S. regulatory risk, U.S. border crossing and travel bans, the uncertainties, effects of and responses to the COVID-19 pandemic, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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